Corporate Office ● 107 W. Franklin Street ● P.O. Box 638 ● Elkhart, Indiana 46515-0638

Phone: (574) 294-7511 ● Fax: (574) 522-5213

January 23, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Mail Stop 4631

Washington, D.C. 20549-4631

Attention: John Cash, Accounting Branch Chief

Re:	Patrick Industries, Inc.

Form 10-K for the Year Ended December 31, 2013

File No. 0-03922

Response Dated January 5, 2015

Dear Mr. Cash:

The following contains the response of Patrick Industries, Inc. (the “Company”) to the written comment from the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated January 8, 2015, concerning the above-referenced document. For your convenience, the Company’s response follows the bolded text of the applicable SEC comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

Business, page 3

Marketing and Distribution, page 12

1.

We note your response to comment one from our letter dated December 17, 2014. Although ASC 280-10-50-42 does not require you to disclose the name of significant customers within your financial statements, there is a separate requirement under Item 101(C)(1)(vii) of Regulation S-K to disclose the name of any customer if sales to the customer by one or more segments aggregate to 10% or more of your consolidated revenues and the loss of such customer would have a material adverse effect on your business. You disclose on page 16 that the loss of your large customers could have a material adverse impact on your operating results. As such, please confirm that you will revise your future filings to disclose the names of the two RV customers that accounted for more than 50% of your consolidated net sales during both 2012 and 2013.

RESPONSE: In future annual filings, we will disclose the names of the customers who accounted for 10% or more of consolidated net sales pursuant to Item 101(C)(1)(vii) of Regulation S-K in the Marketing and Distribution section of “Item 1. Business” in our Form 10-K for the applicable reporting periods.

For example, the first paragraph under the Marketing and Distribution section on page 12 of our 2013 Form 10-K would be revised as follows:

“Our sales are to recreational vehicle (“RV”) and manufactured housing (“MH”) manufacturers and other industrial products manufacturers. We have approximately 700 active customers. We have five customers, who together accounted for approximately 66% and 64% of our consolidated net sales in 2013 and 2012, respectively. The Company's RV segment products include consolidated sales to two major manufacturers of RVs who each account for over 10% of consolidated net sales - Forest River, Inc. (a Berkshire Hathaway Company) (“Forest River”) and Thor Industries, Inc. (stock symbol: THO) (“Thor”). Both Forest River and Thor are comprised of various operating subsidiaries and brand names that operate within the parent company. For the years ended December 31, 2013 and 2012, our combined sales to the operating subsidiaries of Forest River and Thor, on a consolidated basis, accounted for 57% and 54% of our consolidated net sales, respectively.”

In addition, in “Item 1A. Risk Factors”, the risk factor related to our significant customer sales concentration on page 16 of our 2013 Form 10-K would be revised as follows:

“Although we have a large number of customers, the loss of any customer accounting for more than 10 percent of our consolidated net sales could have a material adverse impact on our operating results and financial condition.

Two customers in the RV market accounted for a combined 57% of our consolidated net sales in 2013. The loss of either of these customers could have a material adverse impact on our operating results and financial condition. In addition, we do not have long-term agreements with our customers and cannot predict that we will maintain our current relationships with these customers or that we will continue to supply them at current levels.”

****

In connection with our response to your comment, we acknowledge that: (1) We are responsible for the adequacy and accuracy of the disclosures in our filings; (2) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comment. Please do not hesitate to contact me at (574) 294-7511 with any questions or comments.

Sincerely yours,

/s/ Andy L. Nemeth

Andy L. Nemeth

Executive Vice President-Finance and Chief Financial Officer